SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND RULE 14(F)-1 THEREUNDER

NEW WORLD BRANDS, INC.

(Exact name of company as specified in its charter)

Delaware	033-91432	02-0401674
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Id. No.)

2019 SW 20th Street, Suite 109

Fort Lauderdale, Florida 33315

(Address of principal executive offices, including zip code)

(954) 713-0410

(Company’s telephone number, including area code)

August 28, 2006

NEW WORLD BRANDS, INC.

a Delaware Corporation

INFORMATION STATEMENT PURSUANT TO

SECTION 14(F) OF THE SECURITIES

EXCHANGE ACT OF 1934 AND

RULE 14F-1 THEREUNDER

INTRODUCTION

This Information Statement, which is being mailed on or about August 30, 2006, to the holders of shares of the common stock, par value $.01 per share (the “Common Stock”), of New World Brands, Inc., a Delaware corporation (the “Company”), is being furnished in connection with the appointment of the persons named below to the Board of Directors of the Company (the “Board”), to be effective no earlier than the tenth day following the filing of this Information Statement with the Securities and Exchange Commission (the “SEC”) and the mailing of such Information Statement to all persons who were holders of record of the Common Stock at the close of business on August 28, 2006. Upon the closing of that certain Asset Purchase Agreement, dated as of June 22, 2006, amended by Amendment No. 1 to Asset Purchase Agreement, dated as of August 28, 2006 (collectively, the “Asset Purchase Agreement”), by and between the Company and Qualmax, Inc., a Delaware corporation (“Qualmax”), Selvin Passen and Mark Weber, the current directors of the Company, will resign from the Board, and the appointment of the following individuals to the Board will be effective: M. David Kamrat, Noah Kamrat, Duy Tran and Jacob Schorr (collectively, the “Board Designees”). Messrs. M. Kamrat, N. Kamrat and Tran are designees of Qualmax. Dr. Schorr is a designee of Dr. Passen.

No action is required by the stockholders of the Company in connection with this Information Statement and the appointment of the Board Designees. However, Section 14(f) of the Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 promulgated thereunder require the mailing to the Company’s stockholders of the information set forth in this Information Statement at least ten days prior to the date a change in a majority of the Company’s directors occurs (otherwise than at a meeting of the Company’s stockholders).

The principal executive offices of the Company are located at 2019 SW 20th Street, Suite 109, Fort Lauderdale, Florida 33315. After completion of the transactions contemplated by the Asset Purchase Agreement, our corporate headquarters and principal executive offices will be located at 340 West Fifth Avenue, Eugene, Oregon 97401.

NO VOTE OR OTHER ACTION OF THE COMPANY’S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.

NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

CHANGE OF CONTROL

The Asset Purchase Agreement provides that, upon the satisfaction or waiver of certain conditions, including the simultaneous sale by the Company of all of its current operations, the Company will acquire all of Qualmax’s right, title and interest in, to and under all of the business of, and all of the assets and properties related to, and used in or held for use in the operation of the business of, Qualmax. The purchase price for the Qualmax assets will be the assumption of the Qualmax liabilities and the issuance to Qualmax of 100 shares of Series A Preferred Stock, par value $.01 per share (the “Preferred Stock”), of the Company, which shares shall have voting rights as a single class with the Common Stock and shall be convertible into 298,673,634 shares of Common Stock, all pursuant to the Asset Purchase Agreement and the Certificate of Designations governing the terms of such Preferred Stock. Upon the consummation of the transactions contemplated by the Asset Purchase Agreement, Qualmax will hold approximately 86% of the voting power of the Company and the current stockholders of the Company will hold approximately 14% of the voting power of the Company, and the operations of Qualmax will become the operations of the Company. In addition, as set forth above, the two current directors of the Company will resign and will initially be replaced with three designees of Qualmax and one designee of Dr. Passen. The current officers of the Company, namely Selvin Passen, David Rudden and Mark Weber, will also resign at closing and will be replaced with officers designated by Qualmax (the “Officer Designees”), as more specifically described herein. As a result, Qualmax will have significant control over the Company.

Qualmax is a specialized IT business solutions provider, communications equipment manufacturer, and research and development company focused on the deployment of best of breed VoIP (Voice over Internet Protocol) networks, virtual private networks, wireless connectivity, direct call traffic routing and custom billing applications. Qualmax’s three operating divisions offer solutions to enterprises and service providers in the end-to-end migration of traditional legacy networks to next generation IP networks. The IP Gear equipment manufacturing division integrates VoIP and Cellular Gateways for retail and service provider markets with proprietary software designed to ease the deployment and use of VoIP systems. The iNode division provides voice and internet services over its IP network to enterprise customers and service providers in the United States, Europe, Latin America and Asia. The Professional Services division provides best of breed third party hardware, software and engineering services as a ‘vendor neutral’ value-added reseller to support Qualmax customers in all divisions.

Please read this Information Statement carefully. It describes certain terms of the Asset Purchase Agreement and contains certain biographical and other information concerning the directors and executive officers following the closing of the Asset Purchase Agreement. Additional information about the transactions contemplated by the Asset Purchase Agreement may be found in the Company’s Current Reports on Form 8-K filed with the SEC on June 23, 2006 and August 29, 2006, respectively. All Company filings, and exhibits thereto, may be inspected without charge at the public reference section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, or obtained on the SEC’s website at www.sec.gov.

VOTING SECURITIES

As of August 28, 2006, the issued and outstanding securities of the Company entitled to vote consisted of 36,803,939 shares of Common Stock. Each outstanding share of Common Stock is entitled to one vote.

SECURITY OWNERSHIP OF CERTAIN

BENEFICIAL OWNERS AND MANAGEMENT

The following table indicates, as of August 28, 2006, information with respect to the beneficial ownership of the Company’s Common Stock by (i) each person known to us to beneficially own more than 5% of the Common Stock; (ii) each of our directors and executive officers; and (iii) all of such directors and officers as a group.

Name and Address of Beneficial Owner (1)	Beneficial Ownership (2)
	Number of Shares		Percent of Total

Selvin and Sylvia Passen, TBTE	11,750,000	(3)	30.5%

Maple Leaf Distillers, Inc.	7,000,000	(4)	18.3%

Marvin Ribotsky	2,525,000		6.8%

Mark Weber	1,200,000	(5)	3.2%

David Rudden	500,000	(6)	1.3%

All directors and executive officers as a group (3 persons)	13,450,000	(7)	33.7%

(1)	The address of each beneficial owner is c/o New World Brands, Inc., 2019 SW 20th Street, Suite 109, Fort Lauderdale, Florida 33315.

(2)	Beneficial ownership is determined in accordance with the rules and regulations of the SEC and includes shares over which the indicated beneficial owner exercises voting and/or investment power. Except as otherwise indicated, the persons named in this table have sole voting and investment power with respect to all shares of Common Stock listed, which include shares of Common Stock that such persons have the right to acquire within 60 days from the record date.

(3)	Includes (i) 750,000 shares subject to currently exercisable warrants, and (ii) 1,000,000 shares subject to currently exercisable options.

(4)	Includes 1,500,000 shares subject to currently exercisable warrants.

(5)	Includes 1,000,000 shares subject to currently exercisable options.

(6)	Includes 300,000 shares subject to currently exercisable options.

(7)	Includes (i) 750,000 shares subject to currently exercisable warrants, and (ii) 2,300,000 shares subject to currently exercisable options.

LEGAL PROCEEDINGS

We are not aware of any legal proceedings in which any director, officer or affiliate of the Company, any owner of record or beneficial owner of more than 5% of any class of voting securities of the Company, or any associate of any such director, officer, affiliate or security holder, is a party adverse to the Company or has a material interest adverse to the Company.

INFORMATION REGARDING THE

DIRECTORS AND EXECUTIVE OFFICERS

Current Directors and Executive Officers

The following table sets forth the names and ages of our current directors and executive officers and the positions held by each person. These directors and executive officers will resign upon the closing of the Asset Purchase Agreement.

Name	Age	Positions
Selvin Passen	71	Chairman of the Board
David Rudden	71	President and Chief Executive Officer
Mark Weber	50	Chief Financial Officer, Secretary, Treasurer and Director

The following information is furnished for each of the current directors and executive officers of the Company:

Name	Primary Occupation and Other Directorships
Selvin Passen, M.D.	Selvin Passen has served as the Company’s Chairman of the Board since May 22, 2004. Dr. Passen is a retired pathologist who was the Medical Director of Maryland Medical Laboratory, Inc., a subsidiary of Corning, until 1994. Since 1994, Dr. Passen has been involved in real estate development and is the principal holder in Baltimore Marine Center in Baltimore, Maryland, and the Lauderdale Marine Center in Fort Lauderdale, Florida. Dr. Passen is the owner of 22% of Maple Leaf Distillers, a former major supplier of the Company prior to Maple Leaf’s 2006 bankruptcy.

Name	Primary Occupation and Other Directorships
David Rudden	David Rudden was appointed President and Chief Executive Officer of the Company on November 10, 2005. Mr. Rudden has been with the Company since March 2005 when he was appointed Senior Vice President of Sales and Marketing. Mr. Rudden has over 25 years of experience in the wine and spirits industry. He has held various positions with large wine and liquor distributors. His most recent position prior to joining the Company was Senior Vice President of Sales and Marketing for A.V. Imports, Inc.

Mark Weber	Mark Weber has served as the Company’s Chief Financial Officer, Secretary and Treasurer and a Director since May 2004. In addition, Mr. Weber has served since 1996 and continues to serve as financial advisor and Chief Financial Officer for Dr. Passen’s various other ventures. From 1985 to 1996, Mr. Weber was controller of Maryland Medical Laboratory, Inc. Mr. Weber is a Certified Public Accountant.

Director Designees and Officer Designees

The following table sets forth the names and ages of the Board Designees and the Officer Designees and the positions to be held by each person upon the closing of the Asset Purchase Agreement.

Name	Age	Positions
M. David Kamrat	56	Chairman of the Board and Chief Executive Officer
Noah R. Kamrat	35	President and Director
Ian T. Richardson	41	Vice President and Chief Financial Officer
Jacob M. Schorr	62	Director
Duy Tran	31	Vice President, Secretary and Director

The following information is furnished for each of the Board Designees and Officer Designees of the Company:

Name	Primary Occupation and Other Directorships
M. David Kamrat	M. David Kamrat has been Qualmax’s Chief Executive Officer and Chairman of the Board since he founded Qualmax in 2001. From 1999 to 2001, Mr. Kamrat operated a telecom consulting business called Mind Opening Corporation. Prior to that, Mr. Kamrat worked as a sales executive with MCI, Inc. Prior to working with MCI, Mr. Kamrat had a successful career in construction and land development. Mr. M. Kamrat is the father of Noah Kamrat.

Name	Primary Occupation and Other Directorships
Noah R. Kamrat	Noah Kamrat has served as Qualmax’s President, Chief Operating Officer, and one of its Directors since 2002. From 1998 to 2002, Mr. Kamrat was the President of Synergyx Communications Group, an IP consulting and technology reseller. In 1998, Mr. Kamrat was Director of National Accounts for Frontier Communications (Global). Mr. Kamrat was a sales consultant specializing in long distance and Internet services for MCI from 1994 to 1997. Mr. Noah Kamrat is the son of M. David Kamrat.

Jacob M. Schorr	Jacob Schorr, Ph.D. retired in July 2006 as Chairman and Chief Executive Officer of Spirit Airlines, Inc. Dr. Schorr served as CEO of Spirit beginning in April 2000 and became Chairman in February 2004. From 1997 until 2000 he served as Spirit’s Chief Information Officer. From 1977 until 1994, Dr. Schorr served in various management capacities at Maryland Medical Laboratory, and he served as Vice President of Corning Clinical Laboratories from 1994 to 1996.

Ian T. Richardson	Ian Richardson joined Qualmax as General Counsel effective May 2006, and has served as Qualmax’s Chief Financial Officer and Vice President since August 2006. Mr. Richardson has acted as Qualmax’s primary corporate counsel since 2003. Prior to joining Qualmax, Mr. Richardson was a partner with the Eugene, Oregon based firm of Gleaves Swearingen Potter & Scott, LLP, and, since 1997, maintained a practice serving information technology companies in Oregon.

Duy Tran	Duy Tran is Qualmax’s Vice President and Secretary heading up the iNode division. Mr. Tran joined iNode in February of 2005 in connection with iNode’s acquisition of the assets of Microstar Telecommunications Corp. Prior to joining iNode, Mr. Tran founded Ypsilon Computer Handels GmbH & Co. in 1994, a dedicated reseller of high-powered personal computers in the German market.

Except as otherwise set forth above, there are no family relationships among any of the current directors or executive officers, Board Designees or Officer Designees of the Company.

There were no events that occurred during the past five years that are material to an evaluation of the ability or integrity of any current director or executive officer, Board Designee or Officer Designee of the Company.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

New World Related Party Transactions

Relationship with Maple Leaf Distillers

Selvin Passen, M.D., our Chairman of the Board, owns 22% of Maple Leaf Distillers, Inc., a former supplier for the Company (“MLD”), and was a member of the Board Directors of MLD until July 2005. Dr. Passen also loaned money to MLD and its affiliates. Mark Weber, our Chief Financial Officer, provided consulting services to MLD as well. MLD also owns 5,500,000 shares of our common stock and warrants to purchase 1,500,000 additional shares, which represent approximately 15% of the total shares outstanding at May 31, 2006.

For Fiscal 2006 and Fiscal 2005, purchases of supplies from MLD included in cost of goods sold approximated $239,811 and $100,436, respectively. For Fiscal 2006 and Fiscal 2005, MLD was paid $259,620 and $127,474, respectively, for product, freight, marketing, and travel. We owed this related party $46,254 as of May 31, 2006 which is included in “Accounts Payable-Related Party.”

The Company has an agreement with MLD pursuant to which we act as an importer of the MLD line of alcoholic beverages into the United States. Pursuant to the joint venture agreement, we would jointly develop and market additional products for importation into the United States. In this regard, we have gone to market with a new line of ready to drink cocktails called Norm’s Extreme Cocktails. This line of products was jointly developed and marketed by us and MLD.

In addition, Dr. Passen, individually or through affiliates, has loaned significant sums of money to MLD. These amounts were not re-paid. Dr. Passen alleges he is owed in excess of $2,000,000.

In November 2005, MLD announced that it was in the process of selling its assets to Angostura Limited (“Angostura”). Upon consummation of this transaction, certain secured creditors of MLD would be repaid; however, certain of MLD unsecured creditors, like Dr. Passen, would not be repaid. Dr. Passen was concerned about the effect this sale would have on our agreements with MLD and, despite several requests, was not able to obtain assurances that the agreements with MLD would be honored. Also, Dr. Passen was concerned that the determination to sell MLD assets to Angostura was an attempt to defraud, defeat or delay the creditors of MLD which include Dr. Passen. Thus, Dr. Passen determined, upon consultation with his counsel, that it was in his best interest to initiate the claims described below to protect his interest in MLD.

In December 2006, Selvin Passen initiated certain legal proceedings against MLD and MLD’s principals Costas Ataliotis, a former Director and Chief Executive Officer of the Company, and David Wolinsky. On December 6, 2005, Dr. Passen caused to be filed in Winnipeg, Canada various Statements of Claim against, among others, MLD. On December 19, 2005, Dr. Passen filed a Complaint in Broward County, Florida, against, among others, Costas Ataliotis. Finally, Dr. Passen filed a petition in Winnipeg, Canada, to have MLD involuntarily adjudged bankrupt. MLD was placed in court-ordered receivership on January 13, 2006 and filed for bankruptcy on April 5, 2006.

These actions were initiated by Dr. Passen on his own behalf and not on the Company’s behalf. However, while attempting to work out a settlement with MLD and Ataliotis regarding his own claims, Dr. Passen also sought assurances from MLD as to the continuity of the co-branding agreement between MLD and the Company upon consummation of the transaction with Angostura. Dr. Passen was never able to receive written confirmation of our ability to operate under the brand names upon consummation of the transaction with Angostura. While the initiation of these claims against MLD and Mr. Ataliotis is unfortunate, Dr. Passen believes that they are in his best interest. Moreover, Dr. Passen believes that he has also continued to exercise his fiduciary responsibility to the Company and our stockholders by attempting to obtain assurances about the continuity of the co-branding agreement between MLD and the Company.

Relationship with Selvin Passen

The Company leases its office space on a month-to-month basis from a company in which Selvin Passen, the current Chairman of the Board and a principal stockholder, is a partner. For the fiscal years ended May 31, 2005 and May 31, 2006, rent payments to this related party totaled $13,335 and $17,063, respectively. In addition, we paid $39,188 for accounting and office services to a company in which Dr. Passen is a partner. We owed this related party $27 as of May 31, 2006 which is included in “Accounts Payable – Related Parties.”

To fund operations, the Company has had to rely on loans from Selvin Passen. As of May 31, 2006, the amount due to Dr. Passen was $225,000, plus accrued interest. The loans are evidenced by promissory notes which provide for interest only payments and a balloon payment at the end of the term. These promissory notes first start to become due in April 2008.

To the best of our knowledge, the Company has never been a party to a transaction with any of the Board Designees or Officer Designees.

Qualmax Related Party Transactions

Qualmax has received and advanced funds to and from its stockholders, resulting in a net amount payable of $128,910 as of December 31, 2005. The advances, which are non-interest bearing and unsecured, are payable on demand.

Qualmax has entered into an agreement with a related party to provide management and financial services. Management fees paid to this related party amounted to $95,017 for the year ended December 31, 2005.

Pursuant to the terms of two subscription agreements with Qualmax, Dr. Passen and affiliated entities currently own 874,125 shares of common stock of Qualmax and hold warrants to purchase an additional 1,398,600 shares of common stock of Qualmax. A portion of the foregoing investment in Qualmax (equal to $250,000) is a condition precedent to the consummation of the Asset Purchase Agreement.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our executive officers, directors, and persons who beneficially own more than 10% of a registered class of our equity securities to file reports of ownership and changes in ownership with the SEC. Officers, directors and 10% stockholders also are required to furnish the Company with copies of all Section 16(a) forms they file. To our knowledge, based solely on a review of the copies of such forms furnished to us, all Section 16(a) filing requirements applicable to our executive officers, directors and 10% beneficial owners have been complied with.

CERTAIN INFORMATION ABOUT THE BOARD OF DIRECTORS

The Company does not currently have an audit committee. The full Board serves this function. We do not have an audit committee “financial expert” due to the lack of capital needed to attract a qualified expert.

The Company does not currently have a standing nominating committee or compensation committee or committees performing similar functions. It has been the view of current management that it is appropriate for the Company not to have such committees because we only have two directors. The full Board therefore performs the functions of the nominating committee and the compensation committee.

The Board of Directors of the Company did not hold any meetings during the fiscal year ended May 31, 2006. However, the Board of Directors acted by written consent on five occasions.

Directors receive no compensation for acting as directors.

EXECUTIVE COMPENSATION

Summary Compensation

The following table sets forth the annual and long-term compensation for services paid to the Chief Executive Officer of the Company for the fiscal years ended May 31, 2006, 2005 and 2004. No other executive officer or other key employee of the Company received compensation exceeding $100,000 during any of such fiscal years.

	Annual Compensation							Long-Term Compensation Awards
Name and Principal Position	Year	Salary		Bonus		Other Annual Compensation		Securities Underlying Options	All Other Compensation
Allen Salzman Chief Executive Officer (1)	2006 2005 2004	$ $ $	0 0 136,800	$ $ $	0 0 0	$ $ $	0 0 0	0 0 0	$ $ $	0 0 0
David Rudden Chief Executive Officer (2)	2006 2005 2004	$ $ $	111,700 0 0	$ $ $	0 0 0	$ $ $	0 0 0	300,000 0 0	$ $ $	0 0 0

(1)	Mr. Salzman resigned as our Chief Executive Officer on April 29, 2004.

(2)	Mr. Rudden was appointed as our Chief Executive Officer effective November 10, 2005.

On June 1, 2005, the Company entered into an Employment Agreement with David Rudden. The Agreement provides for a term of one year commencing on June 1, 2005 and expiring on June 1, 2006; however, the agreement automatically renews for successive one-year terms provided neither party objects in writing 30 days prior to the end of such one-year term. Either party has the right to terminate the Agreement, with or without cause, upon 60 days prior written notice to the other party. Pursuant to this agreement, Mr. Rudden receives an annual base salary of $110,000. Mr. Rudden is also entitled to an annual bonus if the Company achieves certain levels of gross revenues. To date, the Company has not achieved the levels of revenues that would trigger payment of an annual bonus.

Option Grants

The following table sets forth grants of stock options to the Company’s Chief Executive Officer for the fiscal year ended May 31, 2006.

Name	Number of Securities Underlying Options Granted (#)	Percent of Total Options Granted to Employees in Fiscal Year (%) (1)	Exercise Price per Share ($/sh)	Expiration Date
David Rudden	300,000	10.5%	$0.18	May 31, 2010

(1)	The aggregate number of options granted to employees in the fiscal year ended May 31, 2006 was 2,850,000.

Aggregated Option Exercises and Fiscal Year-End Option Values

No stock options held by the Company’s Chief Executive Officer were exercised during the fiscal year ended May 31, 2006.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this statement to be signed on its behalf by the undersigned, thereunto duly authorized.

NEW WORLD BRANDS, INC.

By:	/s/ Mark A. Weber
Name: Mark A. Weber
Title: Chief Financial Officer

Dated: August 28, 2006